Maple Tree House, 4 Pages Croft, Wokingham, Berkshire, RG40 2HN

Karim Jobanputra
Chairman
Sky Petroleum Inc.
401 Congress Avenue
Suite 1540
Austin, TX 78701
Texas
USA

4th April 2012

Dear Mr Jobanputra

It is with regret that I am tendering my resignation as a non-executive Director of Sky Petroleum Inc.

The lack of progress with the PSC and the very poor relationship that developed between you, the Albanian Government, and AKBN have resulted in the cancellation of the Agreement by the Government of Albania, and by association risks my reputation and standing in Albania.

The conflict with the Albanian Government over the recruitment of a serving government official and the granting of a consultancy role to DT Premiership Consulting could have been avoided had you consulted with the Board before taking unilateral action.

I have undertaken my duties diligently during my time as a non-executive director, advising the management and the Board on Albania, its Government, personalities and the ways of doing business there. Unfortunately this has not always been accepted or heeded. I was recruited as a non-executive director because of my expertise in Eastern Europe, and in particular in Albania. Much of my advice was unheeded, and I personally feel that, as a result, we have lost the contract.

On several occasions I asked for details of costs as expenditure seemed high for a company with no income. I also requested a budget for 2010, but this was not forthcoming. Belatedly, only last week a budget for 2012 was presented to the Board revealing a negative cash flow forecast.

For the reasons above, and to preserve my integrity, I resign with immediate effect.

Please ensure that you respect the requirement that you lodge this resignation letter with the Securities and Exchange Commission along with a Current Report on SEC Form 8-K within the time requirements of the U.S. SEC under Item 502 (a)(2).

Yours sincerely

O J Whittle

Oliver J Whittle